

June 25, 2009

Christopher K. Hulburt
General Counsel
Rex Energy Corporation
476 Rolling Ridge Drive, Suite 300
State College, PA 16801

> **Re:** **Rex Energy Corporation**
> **Registration Statement on Form S-3**
> **Filed June 5, 2009**
> **File No. 333-159802**
>
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 11, 2009**
> **Definitive Schedule 14A**
> **Filed April 3, 2009**
> **Response Letter Dated May 14, 2009**
> **File No. 001-33610**

Dear Mr. Hulburt:

We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you might have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

General

1. In your next amendment, give effect to all staff comments issued in connection with the review of your Form 10-K, including those set forth in the letter dated April 30, 2009. In your legal

proceedings section, for example, include the information you previously provided in response to comment 4 from our April 30 letter.

Exhibit 5.1

2. Each time that you do a takedown of any of these securities, you must file a "clean" opinion of counsel as an exhibit for any securities you are taking down. Please confirm that you will file the appropriate clean opinions.

3. Please obtain and file an opinion that addresses whether the warrants will represent binding obligations of the company. The opinion must cover the state contract law governing the warrant agreement.

Form 10-K for the Fiscal Year Ended December 31, 2008

Please respond to the following comments within 10 business days or tell us when you will provide us with a response. We may have additional comments after reviewing your responses.

Marketing and Customers, page 10

4. We note your response to prior comment 2 in the staff's April 30, 2009, comment letter. Please file as an exhibit to the Form 10-K the pricing sheet pursuant to which Countrymark purchased oil and gas constituting 88% of your oil and gas revenues in 2008. In future filings, also include as exhibits any subsequent written agreements with Countrymark that constitute material agreements pursuant to Item 601(b)(10) of Regulation S-K.

Financial Statements

Note 10 – Fair Value of Financial Instruments and Derivative Instruments, page 91

5. We note your response to prior comment 6, expressing the view that separate line presentation of realized and unrealized gains and losses on derivatives is useful because realized gains and losses represent settled derivative contracts "…which are directly correlated with current period production and sales…." Tell us how it is useful to readers to show only the change in value during the quarter as realized on settled contracts with revenue while showing all prior changes in value as unrealized, and how only realized derivative gains and losses correlate with current period production and sales, i.e. with what do prior unrealized derivative gains and losses correlate, in your view?

We are also unclear about the description you provided in your response about the accounting undertaken after a contract has been settled, stating "The corresponding fair value on the balance sheet of settled contracts is subsequently written off via normal mark-to-market accounting through earnings via unrealized gains and losses in other income and expense." Tell us what this means and provide an example; include details sufficient to understand why a derivative balance is carried forward to periods after the contract has settled, and how changes in value are calculated for settled contracts in subsequent periods, as you suggest. It should be clear how these contracts differ from those which result in the elimination of the carrying balance upon settlement and why subsequent changes in value are reported as unrealized gains and losses instead of realized gains and losses.

Finally, you describe the timing of settling contracts and the accounting applied for certain gains and losses, stating "Derivative contract settlements occur at the end of each reporting period. When contract settlements occur, they are recognized as realized gains and losses under operating revenue…." We understand that you only classify the quarterly change in value of contracts settled during each quarter in operating revenue. Tell us if there are any circumstances under which you would also reclassify previously recognized unrealized gains and losses from other income and expense to operating revenue in the reporting period that the contracts settle; and submit a schedule showing the amount of unrealized gains and losses that are shown for each year which relate to contracts that settled during that period, and separately for contracts settled in subsequent periods. Please clarify whether contracts are ever settled at dates other than those corresponding to the end of the reporting periods, indicate whether you have flexibility in adjusting the settlement dates, and describe the frequency of this occurring.

Definitive Proxy filed April 3, 2009

Compensation Discussion & Analysis

2008 Compensation Program, page 16

6. We note your response to prior comment 9. Please clarify the following:

   o The general characteristics and total number of companies surveyed. In this regard, we note that it is unclear from your draft disclosure whether the survey included only thirty-five companies or whether you "focused" on the thirty-five companies with revenues of less than $100 million;

   o The approximate percentile that each element of compensation awarded your NEOs represents with respect to your peer group; and

   o Describe the circumstances under which you received this survey data. In this regard, we note your prior disclosure stated that you retained ECI to provide you with a market survey. Your draft revised disclosure, however, suggests that you merely reviewed a survey published by ECI. Specifically, explain whether this was a customized, proprietary survey created specifically for you or with you in mind, regardless of your input into the choice of peer companies.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. With your amendment, please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact John Lucas at (202) 551-5798 or, in his absence, Timothy Levenberg at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director